UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Minera Andes Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602910101

(CUSIP Number)

Copy to:
Robert Ross McEwen 3rd Floor 99 George Street Toronto, Ontario Canada M5A 2N4 (647) 258-0395	Hendrik Jordaan, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Ross McEwen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 44,057,143*
8. Shared Voting Power 0
9. Sole Dispositive Power 44,057,143*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,057,143*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%**
14.	Type of Reporting Person (See Instructions) IN

*	Share amount includes 7,707,370 shares of common stock issuable upon exercise of warrants issued pursuant to the First Tranche Subscription Agreement, dated December 20, 2005 (the “First Tranche”) and 6,578,344 shares of common stock issuable upon exercise of warrants issued pursuant to the Second Tranche Subscription Agreement, dated December 20, 2005 (the “Second Tranche”), as described in Item 4.

**	Percentage calculation assumes the exercise of all First Tranche and Second Tranche warrants.

Item 1.	Security and Issuer

This Amendment No. 1, dated March 23, 2006 (this “Amendment”), amends the original Schedule 13D, dated December 21, 2005 (the “Schedule 13D”). This Amendment relates to the common stock (“Common Stock”) of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). Minera Andes’ principal executive offices are located at Suite A, 111 East Magnesium Road, Spokane, Washington 99208.

This Amendment is filed to report that the number of shares of Common Stock held by Robert Ross McEwen (“McEwen”) has increased as the result of an open market purchase on March 23, 2006, and the closing of the Second Tranche (defined below), as described in Items 4 and 5 below. Unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

The aggregate purchase price for the 13,156,689 shares of Common Stock and the warrants underlying the 6,578,344 shares of Common Stock reported in this Schedule 13D with respect to the Second Tranche was, in Canadian Dollars (“CAD$”), CAD$4,604,841 (approximately US$3,978,608.09 based on an exchange rate of 0.8640, the Bank of Canada noon exchange rate as of March 8, 2006), paid in cash from McEwen’s personal funds.

On March 23, 2006, McEwen purchased 1,200,000 shares of Common Stock through the open market for CAD$1,320,000 (approximately US$1,132,173 based on an exchange rate of 0.8577, the Bank of Canada noon exchange rate as of March 23, 2006), paid in cash from McEwen’s personal funds.

No funds were borrowed by McEwen in order to complete his acquisition of the Common Stock in the Second Tranche or open market purchases described above.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

(a). The purchases of the Common Stock reported in this Schedule 13D was made for the purpose of making an investment in Minera Andes. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of Minera Andes concerning Minera Andes and his investment in Minera Andes. McEwen may also engage in such discussions with other shareholders of Minera Andes.

Pursuant to the First Tranche Subscription Agreement, dated December 20, 2005 (the “First Tranche”), Mr. McEwen acquired 15,414,740 shares of Common Stock and warrants that, if exercised in their entirety, would represent 7,707,370 shares of Common Stock.

Pursuant to a Second Tranche Subscription Agreement, dated December 20, 2005 (the “Second Tranche”), upon (i) receipt by Minera Andes of shareholder approval as required by the policies of the TSX Venture Exchange, and (ii) Minera Andes terminating its shareholder rights plan (the “Minera Andes Shareholders Rights Plan”) and redeeming all of the rights issued thereunder, McEwen agreed to acquire an additional 13,156,689 shares of Common Stock and warrants representing 6,578,344 shares of Common Stock. The Second Tranche transaction was completed on March 8, 2006.

On March 23, 2006, McEwen made an open market purchase of 1,200,000 shares of Common Stock.

The First Tranche Subscription Agreement and Second Tranche Subscription Agreement provide, among other things, that, for the period commencing on the date that is 61 days after the later of (i) the date upon which the Minera Andes Shareholders Rights Plan is terminated, and (ii) the date upon which all rights issued under the Minera Andes Shareholders Rights Plan are redeemed, and ending on the date that is two years after December 21, 2005 (the closing date of the First Tranche, the “Closing Date”), at any time during such period McEwen will have a right of first refusal (provided McEwen owns not less than 10% of the issued and outstanding Common Stock (assuming the exercise of any warrants held by McEwen)), subject to certain exceptions, to subscribe for up to and including 100% of the value of each financing undertaken by Minera Andes, either by way of private placement or public offering of equity, debt, subscription units or convertible securities, rights offering or project financing (a “Financing”) on the same terms and conditions (including price and timing) as other investors in each such Financing. McEwen’s right to participate in a Financing applies to each Financing and is not affected by McEwen’s exercise or failure to exercise such right in respect of any particular Financing.

The First Tranche Subscription Agreement and Second Tranche Subscription Agreement also provide, that, for a period of one year from the Closing Date, Minera Andes will not (with certain exceptions set forth therein), without the prior written consent of McEwen, which consent may not be unreasonably withheld: (i) enter into any agreements with respect to any of Minera Andes’ properties that might have the effect of creating an interest, directly or indirectly, in such property to a third party; (ii) enter into any agreements with third parties which would grant such third parties rights, that when exercised, would have the effect of granting an interest, directly or indirectly, in any of Minera Andes’ properties to third parties; (iii) enter into any option, joint venture, royalty, lease, unitization, sale, deed, trust, conveyance, transfer, disposition, mining, cross mining, commingling or agreements of whatever nature with respect to any of Minera Andes’ properties; (iv) enter into any agreements with respect to the financing of any of Minera Andes’ properties that would result in any dilution or reduction of Minera Andes’ present interests in any of such properties; (v) enter into any agreements, relating to an amalgamation, reorganization, plan of arrangement or similar type of transaction, that might have the effect of reducing Minera Andes’ interest in any of its properties or granting a third party an interest, directly or indirectly, in any of Minera Andes’ properties; and (vi) encumber any of Minera Andes’ properties in any manner whatsoever.

McEwen may, in the future, purchase additional shares of Common Stock or other securities of Minera Andes depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, McEwen may at any time determine to realize on his investment in the shares of Common Stock through the sale of all or some of the shares. McEwen may also in the future take an active role in the management of the Company.

The descriptions of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached to the Schedule 13D as Exhibits 7.1 and 7.2, respectively.

(b). Not applicable.

(c). Not applicable.

(d). Pursuant to the terms of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement, for a period of five years following the closing of the First Tranche, if at any time subsequent to the closing of the First Tranche, McEwen owns not less than 10% of the issued and outstanding shares of Common Stock (assuming the exercise of any warrants held by McEwen), then McEwen shall have the right, from time to time and at any time, to nominate one individual (the “Nominee”) to the board of directors of Minera Andes, and Minera Andes has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order that the Nominee become a member of the board of directors of Minera Andes. In addition, Minera Andes has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of Minera Andes at not more than six.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although McEwen reserves the right to develop such plans).

McEwen disclaims membership in any group with respect to the purchase of Common Stock pursuant to the First Tranche Subscription Agreement, the Second Tranche Subscription Agreement, or the open market purchase of Common Stock on March 23, 2006.

The descriptions of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 7.1 and 7.2, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) McEwen is the beneficial owner of 44,057,143 shares of Common Stock (which includes 7,707,370 shares of Common Stock issuable upon exercise of the First Tranche warrants and 6,578,344 shares of Common Stock issuable upon exercise of the Second Tranche warrants, as described in Item 4 above), which represents approximately 32.4% of the Common Stock (based on the number of shares outstanding as of December 20, 2005, as represented by Minera Andes in connection with the First Tranche Subscription Agreement).

The descriptions of the First Tranche Subscription Agreement and Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached to the Schedule 13D as Exhibits 7.1 and 7.2.

(b) McEwen holds the sole power to vote and dispose of the 44,057,143 shares of Common Stock that he beneficially owns.

(c) Other than the transactions described herein, McEwen has not effected any transaction in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 44,057,143 shares of Common Stock that are beneficially owned by McEwen.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1:	Subscription Agreement (First Tranche), dated as of December 20, 2005, by and between Minera Andes and McEwen.*

Exhibit 7.2:	Subscription Agreement (Second Tranche), dated as of December 20, 2005, by and between Minera Andes and McEwen.*

*Incorporated by reference from the Schedule 13D filed by McEwen on January 3, 2005 (File No. 005-52633)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2006	/s/ Robert Ross McEwen
Robert Ross McEwen